SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 2)
Genesis Microchip Inc.
(Name of Subject Company)
Genesis Microchip Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

37184C103
(CUSIP Number of Class of Securities)

Elias Antoun
President and Chief Executive Officer
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, CA 95054
(408) 919-8400
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.	Bradley L. Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
1301 Avenue of the Americas, 40th Floor	650 Page Mill Road
New York, New York 10019	Palo Alto, CA 94301
(212) 999-5800	(650) 493-6811
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2007, as amended on January 7, 2007 (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Genesis Microchip Inc., a Delaware corporation (“Genesis” or the “Company”), relating to the tender offer made by Sophia Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), as set forth in a Tender Offer Statement filed by Offeror and Parent on Schedule TO, dated December 18, 2007 (as previously filed with the SEC, the “Schedule TO”), to pay $8.65 per share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment No. 2 is being filed to reflect the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
Item 8. Additional Information.
     The sixth through ninth paragraphs of the section of Item 8 captioned “Antitrust” are hereby amended and restated as follows:
     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. At 11:59 p.m., New York City time, on Monday, January 7, 2008, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.
     At any time before or after Offeror’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer.
     The acquisition of shares pursuant to the Offer and the Merger are also subject to foreign antitrust laws. Parent and Company have filed or intend to file notifications in such foreign jurisdictions as may be required.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENESIS MICROCHIP INC.
/s/ Elias Antoun
Dated: January 9, 2008	Elias Antoun
President and Chief Executive Officer